FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2006

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

12 Kineret Street, Airport City, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information contained in this Form 6-K

        Crow Technologies 1977 Ltd. (“Crow”), would like to announce that in connection with tax assessments for the years 1999-2001 received from the Israeli Tax Authorities (“ITA”) for Crow and its wholly owned subsidiary – Crow Electronic Engineering Ltd. (“Orev”), in respect of which Crow issued an announcement on Form 6-K on January 20, 2004 and on January 20, 2005 and as a result of an appeal filed in respect of such tax assessments and intensive negotiations with the ITA, an agreement has been reached between Crow, Orev and the ITA to settle all tax assessments related to such period.

        According to the settlement agreement, the ITA have agreed to issue to Crow and Orev new tax assessments (an “agreed upon assessment”) for the years 1999-2001 which will place an additional tax payment on Crow and Orev of NIS 2.7 million (approximately, US$590,000) in total for the abovementioned years. Out of said amount, the sum of approximately, NIS 1 million (approximately, US$220,000) has already been paid. In addition, as part of the agreement, Crow undertake to file within 90 days an adjusted tax report for the year 2002 deleting a carried forward loss from the year 2001, which results in an additional tax liability of approximately NIS 0.8 million (approximately, US$170,000).

        In addition, since some of legal and financing expenses between the years 1999-2001 were not recognized by the ITA as expenses for tax purposes. The loss for tax purposes of Crow, as of December 31, 2001 was reduced from approximately NIS 73 million (approximately, US$15.9 million) to approximately NIS 65 million (approximately, US$14.1 million). From such reduction, the sum of approximately NIS 2.1 million (approximately, US$450,000) was recognized as part of acquisition costs of Orev by Crow in 1999.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2006	Crow Technologies 1977 Ltd. BY: /S/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer